U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended June 30, 2002

Xcel Energy Inc.
(Name of Registered Holding Company)

800 Nicollet Mall, Minneapolis, Minnesota 55402
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3
may be directed to either:

David E. Ripka
Vice President and Controller
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-2958

or

Michael C. Connelly
Deputy General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4580

XCEL ENERGY INC.
FORM U-9C-3
For the Quarter Ended June 30, 2002

Item 1. — ORGANIZATION CHART

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

Xcel Energy Inc. (Xcel Energy)
Xcel Energy Retail Holdings Inc. (a)
XERS Inc.	Energy related	December 4, 2000	DE	100%	Operates as a retailer of electric power in targeted
					U.S. markets. XERS functions as an intermediary
					between energy producers, resellers and end-users.
*Natural Station Equipment LLC	Energy related	January 1, 1999	DE	100%	Inactive entity previously engaged in natural gas
					distribution
Xcel Energy Cadence Inc. (a)	Energy related	August 28, 1997	CO	100%	Holds energy-related company
Cadence Network Inc.	Energy related	September 3, 1997	DE	22.22%	Energy management and consulting services; also
					brokering and marketing of energy commodities
Planergy International Inc. (a)	Energy related	January 2, 1990	TX	100%	Energy service to commercial and industrial customers
Planergy (Delaware) Inc. (a)	Energy related	September, 26 1996	DE	100%	No significant operations
Planergy Services Inc. (a)	Energy related	July 30, 1987	DE	100%	Industrial energy audits
Planergy Services of California Inc.	Energy related	November 6, 1984	CA	100%	No significant operations
Planergy Capital Associates Inc.	Energy related	June 19, 1981	CA	100%	No significant operations
Planergy Energy Services Corp.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services of Houston Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services USA Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services of Texas Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Midwest Inc.	Energy related	December 7, 2000	DE	100%	No significant operations
* Planergy New York Inc.	Energy related	February 20, 1991	NY	100%	Inactive
Planergy Inc. (a)	Energy related	August 19, 1977	TX	100%	Energy service company
Planergy Limited	Energy related	May 13, 1997	Canada	100%	Energy service company
Energy Masters International Inc. (a)	Energy related	August 20, 1993	MN	100%	Provides energy marketing and performance contracting
					services
EMI Performance Contracting, Inc.	Energy related	June 18, 2001	DE	100%	Provides energy conservation services

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

e prime Energy Marketing Inc.	Energy related	March 3, 1997	CO	100%	Provides energy-related services
e prime Florida Inc.	Energy related	October 18, 1999	CO	100%	Provides retail gas marketing services
* e prime Georgia Inc.	Energy related	June 10, 1999	GA	100%	Inactive entity previously provided retail gas
					marketing services
Xcel Energy Ventures Inc. (a)
* Ultra Power Technologies	Energy related	October 10, 1997	MN	100%	Inactive entity previously involved in the testing of
					underground electric cable.
Texas-Ohio Pipeline Inc.	Energy related	June 22, 1990	TX	100%	Owns and operates gas pipeline
Xcel Energy Wholesale Group Inc. (a)
NRG Energy Inc. (a)	Energy related	May 29, 1992	DE	100%	Develops, organizes, owns and operates non-regulated
					energy-related businesses
James River Cogeneration Co.	Energy related	January 15, 2002	NC	50%	Owns the James River Station 110 MW facility in
					Virginia.
NRG Woodland Operations LLC	Energy related	March 18, 2002	DE	100%	Operates facility in Woodland, CA.
NRG Power Marketing Inc.	Energy related	August 18, 1997	DE	100%	Established to maximize the utilization and return of
					NRG's generation assets and to mitigate the risk
					associated with those assets.
NRG New Jersey Energy Sales LLC	Energy related	March 22, 2002	DE	100%	Energy marketer in New Jersey.
NRG PacGen Inc. (a)	Energy related	October 28, 1997	DE	100%	Owns interests in cogeneration and competitive power
					producing projects.
Pacific Generation Company (a)	Energy related	August 3, 1984	OR	100%	Domestic holding company acquired by NRG; also a
					limited partner in Camas Power Boiler Limited
					Partnership
Camas Power Boiler Limited Partnership	Energy related	February 6, 1990	OR	100%	Owns waste-wood fired steam boiler in Camas paper mill in Washington
Camas Power Boiler Inc.	Energy related	February 6, 1990	OR	100%	General partner in Camas Boiler Limited Partnership
ESOCO Crockett Inc.	Energy related	December 9, 1992	OR	100%	Operates Crockett cogeneration facility in California
Energy National Inc. (a)	Energy related	September 13, 1984	UT	100%	Holding company
Pacific Generation Resources Company	Energy related	November 21, 1991	OR	100%	Domestic holding company which holds limited partner interest in Long Island Cogeneration
Penobscot Energy Recovery Company	Energy related	August 15, 1985	ME	35.68%	Owns waste-to-energy facility in Orrington, Maine

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

Maine Energy Recovery Co.	Energy related	June 30, 1983	ME	16%	Owns waste-to-energy facility in Maine
Pacific Orrington Energy					Holds general and limited partner interests in
Inc. (a)	Energy related	November 24, 1992	OR	100%	Orrington Waste LTD, Limited Partnership
Orrington Waste LTD,					Provides waste disposal services to municipalities to
Limited Partnership	Energy related	January 13, 1993	OR	17%	be delivered to waste disposal operators in Maine
ESOCO Inc. (a)	Energy related	February 1, 1989	UT	100%	Domestic holding company for individual ESOCO O&M
					companies
ESOCO Orrington Inc.	Energy related	February 1, 1989	UT	100%	Operates Penobscot Energy Recovery Company in Maine
Pacific Crockett Holdings Inc.	Energy related	February 14, 1991	OR	100%	Domestic holding company for Pacific Crockett Energy
					Inc.
ENI Crockett Limited Partnership (a)	Energy related	April 10, 1995	OR	100%	Limited partner in Crockett Cogeneration, a
					California Limited Partnership
Pacific Crockett Energy Inc.	Energy related	February 6, 1997	UT	100%	General partner in Crockett Cogeneration, a
					California Limited Partnership
ONSITE Energy Inc. (a)	Energy related	January 22, 1986	OR	100%	Domestic holding company of ONSITE Soledad Inc. and
					ONSITE Marianas Corporation; also indirectly holds
					general partner interest in Mt. Poso project and
					limited partner interest in Turner Falls project
Pacific-Mt. Poso Corporation	Energy related	June 8, 1997	OR	100%	General partner in Mt. Poso Cogeneration Company, a
					California Limited Partnership
Turner Falls Limited					Owns Turner Falls cogeneration facility in
Partnership	Energy related		MA	9%	Massachusetts
Pacific Generation Holdings Co.	Energy related	January 12, 1995	OR	100%	Domestic holding company for Pacific Generation
					Funding and Pacific Recycling Inc.
Graystone Corporation (a)	Energy related	May 25, 1989	MN	100%	General partner in Louisiana Energy Services LP
Le Paz Incorporated	Energy related	June 1, 1990	MN	100%	Limited partner in Louisiana Energy Services LP
NRG Cadillac Inc. (a)	Energy related	April 15, 1997	DE	100%	Domestic holding company in Cadillac Renewable Energy
					LLC
Cadillac Renewable Energy LLC	Energy related	February 27, 1997	DE	100%	Owns wood-fired electric generation plant in Mich

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

O’Brien Cogeneration Inc II	Energy related	December 31, 1985	DE	100%	Owns and/or operates cogeneration facilities.
NEO Corporation (NEO) (a)	Energy related	May 27, 1993	MN	100%	Develops, owns and operates landfill gas,
					hydroelectric and small cogeneration projects in the
					U.S.
NM Colton Genco LLC	Energy related	March 18, 2002	DE	50%	Owns and operates landfill gas fueled electric
					generating facility on Colton landfill.
NM Mid Valley Genco LLC	Energy related	March 18, 2002	DE	50%	Owns and operates landfill gas fueled electric
					generating facility on Mid Valley landfill.
NM Milliken Genco LLC	Energy related	March 18, 2002	DE	50%	Owns and operates landfill gas fueled electric
					generating facility on Milliken landfill.
NEO Fresh Kills LLC (a)	Energy related	December 20, 2001	DE	100%	50% owner of Fresh Gas LLC
Fresh Gas LLC	Energy related	December 20, 2001	DE	50%	Owner of gas collection system in Fresh Kills, NY
NEO Chester-Gen LLC	Energy related	July 13, 2000	DE	100%	Owns 3.4 MW cogeneration facility at Crozer Chester
					Hospital in Chester, Pennsylvania
NEO Freehold-Gen LLC	Energy related	July 13, 2000	DE	100%	Formed to acquire landfill gas project
NEO Toledo-Gen LLC	Energy related	July 13, 2000	DE	100%	Owns 1.0 MW cogeneration facility at Riverside
					Hospital in Toledo, Ohio
NEO Landfill Gas Holdings Inc.	Energy related	April 8, 1996	DE	100%	Domestic holding company-provides O&M services for
					landfill gas projects
Four Hills LLC	Energy related	August 19, 1996	DE	50%	Landfill gas collection system for Nashua project in
					New Hampshire
NEO Burnsville LLC	Energy related	October 25, 1996	DE	100%	Landfill gas collection system for Edward Kraemer
					landfill in Minnesota
NEO Corona LLC	Energy related	January 8, 1997	DE	100%	Landfill gas collection system for O'Brien project in
					California
NEO Erie LLC	Energy related	August 17, 1999	DE	100%	Landfill gas collection system for project in Denver
NEO Ft Smith LLC	Energy related	October 14, 1997	DE	100%	Landfill gas collection system for project in Arkansas
NEO Hackensack LLC	Energy related	January 6, 1997	DE	100%	Landfill gas collection system for
					HMDC/Balefill/Kingsland
NEO Martinez LLC	Energy related	August 18, 1999	DE	100%	Landfill gas collection system for project in
					California
NEO Nashville LLC	Energy related	June 20, 1997	DE	100%	Landfill gas collection system for project in Tenn.

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

NEO Northern Tier LLC	Energy related	March 11, 1997	DE	100%	Landfill gas collection system for project in
					Pennsylvania
NEO Phoenix LLC	Energy related	January 4, 1996	DE	100%	Landfill gas collection system for project in Arizona
NEO Prima Deshecha LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in Orange
					County, California
NEO Riverside LLC	Energy related	December 19, 1996	DE	100%	Landfill gas collection system for project in
					California
NEO SKB LLC	Energy related	October 14, 1997	DE	100%	Landfill gas collection system for project in
					Pennsylvania
NEO Tajiguas LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system for project in Santa
					Barbara, California
NEO Woodville LLC	Energy related	February 11, 1998	DE	100%	Landfill gas collection system for project in
					California
NEO El Sobrante LLC	Energy related	February 10, 2000	DE	100%	Landfill gas collection system
NEO Tri-Cities LLC	Energy related	February 10, 2000	DE	100%	Landfill gas collection system for project in
					Fremont, California
NEO Montauk Genco Management LLC	Energy related	August 21, 2001	DE	100%	Manager of NEO-Montauk Genco LLC
NEO Montauk Genco LLC	Energy related	August 17, 2001	DE	50%	Owner of landfill gas fueled power generation
NEO San Bernardino LLC (a)	Energy related	June 26, 1998	DE	100%	Landfill gas collection system for project in
					California
San Bernardino Landfill Gas Limited					Limited partner to landfill gas collection system for
Partnership	Energy related	September 18, 1997	DE	95%	project in California
NEO MESI LLC (a)	Energy related	October 12, 1999	DE	100%	Holding company for project company in the business
					of producing and selling synthetic fuel from Ken West
					terminal in Catlettsburg, Boyd County Kentucky on the Big Sandy River
MESI Fuel Station #1 LLC	Energy related	October 28, 1999	DE	50%	Owns synthetic coal processing facility in Kentucky
NEO ECO 11 LLC	Energy related	May 9, 2000	DE	100%	Formed to acquire landfill gas project
Minnesota Methane II LLC (a)	Energy related	April 8, 1997	DE	50%	Owns and operates original 3 NEO/Ziegler landfill gas
					projects
MM Burnsville Energy LLC	Energy related	October 14, 1997	DE	50%	Landfill gas fueled power generation for Edward
					Kraemer landfill in Minnesota

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

Suncook Energy LLC	Energy related	October 14, 1997	DE	50%	Landfill gas fueled power generation for Nashua
					project in New Hampshire
Landfill Power LLC	Energy related	May 2, 1994	WY	50%	Owns and operates Flying Cloud landfill gas fueled
					power generation facility in Minnesota
Minnesota Methane LLC	Energy related	September 21, 1998	WY	50%	Owns and operates 18 landfill gas projects in the U.S.
MM Albany Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in
					New York
MM Biogas Power LLC	Energy related	April 8, 1996	DE	50%	Domestic holding company-owns 100% interest in
					landfill gas fueled power generation projects not yet
					financed
MM Corona Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for O'Brien
					projects in California
MM Cuyahoga Energy LLC	Energy related	June 18, 1997	DE	50%	Landfill gas fueled power generation project in Ohio
MM Erie Power LLC	Energy related	August 17, 1999	DE	50%	Landfill gas fueled power generation for project in
					Denver, Colorado
MM Hackensack Energy LLC	Energy related	April 8, 1997	DE	50%	Landfill gas fueled power generation for
					HMDC/Balefill/Kingsland O'Brien project in New Jersey
MM Hartford Energy LLC	Energy related	May 16, 1997	DE	50%	Landfill gas fueled power generation for project in
					Connecticut
MM Lopez Energy LLC	Energy related	December 13, 1996	DE	50%	Landfill gas fueled power generation for Lopez Canyon
					project in Los Angeles, California
MM Lowell Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in
					Massachusetts
MM Martinez Energy LLC	Energy related	August 17, 1999	DE	50%	Landfill gas fueled power generation for project in
					California
MM Nashville Energy LLC	Energy related	June 20, 1997	DE	50%	Landfill gas fueled power generation for project in
					Tennessee
MM Northern Tier Energy LLC	Energy related	March 11, 1997	DE	50%	Landfill gas fueled power generation for project in
					Pennsylvania
MM Phoenix Energy LLC	Energy related	January 20, 1998	DE	50%	Landfill gas fueled power generation for project in
					Arizona
MM Prima Deshecha Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in
					Orange County, California

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

MM Prince William Energy LLC	Energy related	June 18, 1997	DE	50%	Landfill gas fueled power generation for project in
					Virginia
MM Riverside LLC	Energy related	December 19, 1996	DE	50%	Landfill gas fueled power generation for project in
					California
MM San Diego LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for Miramar
					project in California
MM SKB Energy LLC	Energy related	June 20, 1997	DE	50%	Landfill gas fueled power generation for project in
					Pennsylvania
MM Spokane Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in
					Washington
MM Tacoma LLC	Energy related	December 19, 1996	DE	50%	Landfill gas fueled power generation for project in
					Washington
MM Tajiguas Energy LLC	Energy related	January 20, 1998	DE	50%	Landfill gas fueled power generation for project in
					California
MM Taunton Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in
					Massachusetts
MM Tomoka Farms Energy LLC	Energy related	March 11, 1997	DE	50%	Landfill gas fueled power generation for project in
					Florida
MM Tri-Cities Energy LLC	Energy related	February 10, 2000	DE	50%	Landfill gas power generation in Fremont, CA
MM Tulare Energy LLC	Energy related	May 16, 1997	DE	50%	Landfill gas fueled power generation for Visalia
					project in California
MM West Covina LLC	Energy related	December 4, 1995	DE	50%	Landfill gas fueled power generation for BKK project
					in California
MM Woodville Energy LLC	Energy related	February 11, 1998	DE	50%	Landfill gas fueled power generation for project in
					California
MM Yolo Power LLC	Energy related	February 14, 1996	DE	50%	Landfill gas fueled power generation for Visalia
					project in California
MMSB Transco Holdings LLC	Energy related	December 30, 1998	DE	50%	Transport landfill gas for resale
NEO Landfill Gas Inc.	Energy related	April 8, 1996	DE	100%	Domestic holding company-holds 99% interest in
					landfill gas collection system projects.
Northbrook Acquisition Corp.	Energy related	December 23, 1994	DE	50%	Domestic holding company in STS Hydropower
Northbrook Carolina Hydro LLC	Energy related	October 5, 1995	DE	50%	Owns and operates hydroelectric power plants in North
					Carolina and South Carolina

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

Northbrook Energy LLC	Energy related	November 4, 1994	DE	50%	Develops hydroelectric power projects in the U.S.
Northbrook New York LLC	Energy related	June 21, 1999	DE	30%	Holds interest in Northbrook Acquisition Corp
O’Brien Biogas (Mazzaro) Inc	Energy related	February 26, 1990	DE	50%	Landfill gas collection system for project in
					Pennsylvania
O’Brien Biogas IV LLC	Energy related	July 8, 1997	DE	50%	Landfill gas fueled power generation for Edgeboro
					project in New Jersey
O’Brien Standby Power Energy Inc	Energy related	December 6, 1988	DE	50%	Landfill gas fueled power generation for SKB project
					in Pennsylvania
STS Hydropower LTD (a)	Energy related	August 11, 1987	MI	50%	Owns and operates hydroelectric projects in
					California, Colorado, Michigan, Virginia and Wash.
NEO Albany LLC	Energy related	September 12, 1995	DE	100%	Landfill gas collection system for project in NY
NEO Cuyahoga LLC	Energy related	October 31, 1996	DE	100%	Landfill gas collection system for project in Ohio
NEO Edgeboro LLC	Energy related	January 6, 1997	DE	100%	Landfill gas collection system for O'Brien project in
					New Jersey
NEO Fitchburg LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in
					Massachusetts
NEO Hartford LLC	Energy related	October 13, 1995	DE	100%	Landfill gas collection system for project in
					Connecticut
NEO Lopez Canyon LLC	Energy related	January 4, 1996	DE	100%	Landfill gas collection system for project in
					California
NEO Lowell LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in
					Massachusetts
NEO Prince William LLC	Energy related	October 30, 1996	DE	100%	Landfill gas collection system for project in Virginia
NEO San Diego LLC	Energy related	October 12, 1995	DE	100%	Landfill gas collection system for Miramar project in
					California
NEO Spokane LLC	Energy related	November 22, 1995	DE	100%	Landfill gas collection system for project in
					Washington
NEO Tacoma LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system for project in
					Washington
NEO Taunton LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in
					Massachusetts
NEO Tomoka Farms LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system of Volusia project in
					Florida

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

NEO Tulare LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system for Visalia project in
					California
NEO West Covina LLC	Energy related	July 16, 1997	DE	100%	Landfill gas collection system for BKK project in
					California
NEO Yolo LLC	Energy related	December 23, 1996	DE	100%	Landfill gas collection system for project in
					California
NRG Thermal Corporation (a)	Energy related	October 25, 1999	DE	100%	Provides district heating and cooling systems in
					several cities in the U.S.
NRG Energy Center Smyrna LLC	Energy related	December 20, 2001	DE	100%	Operator of 45 MW plant located in Smyrna, Delaware.
NRG Energy Center Minneapolis LLC	Energy related	October 27, 1999	DE	100%	Owns and operates the district heating and cooling
					system serving customers in the downtown Minneapolis
					area
NRG Energy Center San Diego LLC	Energy related	October 27, 1999	DE	100%	Formed to own and operate San Diego Power & Cooling,
					a chilled water plant serving customers in downtown
					San Diego area
NRG Energy Center Rock Tenn LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with the sale of steam to
					Rock-Tenn Corporation in St. Paul
NRG Energy Center Grand Forks LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with a contract to provide
					steam at the Grand Forks Air Force Base
NRG Energy Center Paxton Inc.	Energy related	April 25, 2000	DE	100%	Formed to own interest in cogeneration facility and
					sell steam to NRG Energy Center Harrisburg Inc.
NRG Energy Center Washco LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with the sale of steam to
					Anderson Corporation and the State of Minnesota
					Correctional Facility
NRG Energy Center Dover LLC	Energy related	July 12, 2000	DE	100%	Own 18 MW cogeneration facility and 80 MW expansion
					project in Dover, Delaware
NRG Thermal Services Inc.	Energy related	July 5, 2000	DE	100%	This entity formed to hold the chiller plant assets
					and diesel services business for NRG Energy Center
					Harrisburg Inc.
NRG Energy Center Pittsburgh LLC	Energy related	October 27, 1999	DE	100%	Formed to own and operate the Pittsburgh Thermal
					district heating and cooling plant which currently
					serves approx 25 customers in the Pittsburgh area.
NRG Energy Center San Francisco LLC	Energy related	July 30, 1991	DE	48.09%	Provides district heating and cooling services in
					California
NRG Capital LLC (a)	Energy related	April 9, 2001	DE	100%	Sole member of construction revolver borrower

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

NRG Finance Company I LLC (a)	Energy related	February 6, 2001	DE	100%	Borrower under proposed construction revolver
NRG Turbines LLC	Energy related	August 15, 2001	DE	100%	Owner for financing purposes of certain turbines
					prior to their assignment to project companies
Utility Engineering Corporation (UE) (a)	Energy related	August 14, 1985	TX	100%	Holds energy-related companies and is engaged in
					engineering, design and construction management, and
					invests in developing cogeneration and energy-related
					projects
Quixx Corporation (a)	Energy related	August 14, 1985	TX	100%	Invests in developing cogeneration and energy-related
					projects
Quixxlin Corporation (a)	Energy related	July 16, 1997	DE	100%	Owns .5% general partnership interest in Quixx Linden
Quixx Linden (GP)	Energy related	June 25, 1996	TX	0.50%	Owns and operates gas-fired cogeneration facility
Quixx Linden (LP)	Energy related	June 25, 1996	TX	49.5%	Owns and operates gas-fired cogeneration facility
Xcel Energy Markets Holdings Inc. (a)					Holding company for subsidiaries providing energy
					marketing services
e prime Inc. (a)	Energy related	January 30,1995	CO	100%	Holds energy-related companies and engages in energy
					marketing, trading and providing energy services
Young Gas Storage Company (a)	Energy related	July 6, 1993	DE	100%	Hold energy-related company
Young Gas Storage Company Ltd.	Energy related	June 30, 1993	CO	47.5%	Owns & operates underground gas storage facilities
Johnstown Cogeneration Company LLC	Energy related	February 8, 1996	CO	50%	Operates cogeneration facility
Viking Gas Transmission Company	Gas related	February 2, 1988	DE	100%	Natural gas transmission
NSP-Minnesota (a)
NSP Nuclear Corporation (a)	Energy related	November 19, 1999	MN	100%	Owns 20% interest in Nuclear Management Co.
Nuclear Management Company LLC	Energy related	February 26, 1999	WI	20%	Nuclear operating company that manages several
					nuclear plants for 5 different utilities.
Private Fuel Storage LLC	Energy related	September 6, 1995	DE	15.6%	Storage facility of spent nuclear fuel in Utah

(a)  Directly and/or indirectly holds securities in energy/gas related companies.
# — new entity
* — inactive entity
LP: Limited Partner, GP: General Partner.

Narrative Description of Activities for Reporting Period

XERS Inc. — XERS, a nonregulated subsidiary of Xcel Energy, operates as a retailer of electric power in targeted U.S. markets. XERS functions as an intermediary between energy producers, resellers and end-users and is exposed to the business risks involved with these operations. Therefore, XERS enters into fixed or full requirements contracts ranging from one month to several years.

Cadence Network Inc. — Cadence Network Inc. provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

Planergy International Inc. and subsidiaries — Planergy International Inc. consists of operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers.

e prime Energy Marketing Inc. — e prime Energy Marketing Inc. provides energy related products and services, which include natural gas marketing and trading.

e prime Florida Inc. — e prime Florida Inc. provides energy related products and services.

Texas-Ohio Pipeline Inc. — Small pipeline company that connects two major interstate pipelines.

James River Cogeneration Co. — Owns the James River Station 110 MW facility in Virginia.

NRG Woodland Operations LLC — Operates a facility in Woodland, CA.

NRG Power Marketing Inc. — Established to maximize the utilization and return of NRG’s generation assets and to mitigate the risk associated with those assets. NRG Power Marketing purchases and markets energy and energy related commodities including electricity, natural gas, oil, coal and emission allowances.

NRG PacGen Inc. — Owns interests in cogeneration and competitive power producing projects.

Graystone Corporation — General partner in Louisiana Energy Services LP which provides uranium enrichment services.

NRG Cadillac Inc. — Owns 50 percent of Cadillac Renewable Energy LLC. Which owns a 38 MW wood fired plant located in Cadillac, Michigan.

O’Brien Cogeneration Inc. II — Owns and/or operates cogeneration facilities.

Narrative Description of Activities for Reporting Period (continued)

NEO Corporation — Develops, owns and operates landfill gas, hydroelectric and small cogeneration projects in the U.S.

NRG Thermal Corporation — Provides district heating and cooling systems in several cities in the U.S.

NRG Capital LLC — Sole member of construction revolver borrower.

Utility Engineering Corporation — Utility Engineering Corporation is engaged in engineering, design, construction management and other miscellaneous services. On January 1, 2000, UE acquired Quixx Corporation (“Quixx”) and its subsidiaries from NC Enterprises. Quixx’s primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx currently has several subsidiaries, most of which hold interests in various energy-related investments.

Quixx Linden LP — Quixx Linden LP owns a 23 Mw natural gas fired cogeneration facility in Linden, New Jersey. Quixxlin Corporation, a wholly-owned subsidiary of Quixx, holds a 0.5% general partnership interest in this partnership. Quixx also directly holds a 49.5% limited partnership interest in Quixx Linden, L.P.

e prime Inc. (“e prime”) — e prime provides energy related products and services (directly and through its subsidiaries) which include, but are not limited to, energy marketing and trading and energy consulting. Also, e prime owns Young Gas Storage Company, which has a 47.5% interest in Young Gas Storage Company Ltd.

Johnstown Cogeneration Company LLC (“Johnstown”) — Johnstown is an electric cogeneration facility which e prime owns a 50% general partnership interest.

Viking Gas Transmission Company — Gas transmission pipeline company.

Nuclear Management Company — Nuclear operating company that manages several nuclear plants for 5 different utilities.

Private Fuel Storage LLC — Storage facility of spent nuclear fuel in Utah.

Item 2. — ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTION

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company	Type of	Principal	Issue	Cost	Person to	Collateral	Consideration
Issuing	security	amount	or	of	whom security	given with	received for
security	issued	of security	renewal	capital	was issued	security	each security

Xcel Energy Retail	ST Debt	$15,247	Renewal	2.63%	Planergy International Inc.	None	$15,247
Xcel Energy Retail	ST Debt	826	Renewal	2.63%	Cadence Network Inc.	None	826
Xcel Energy Retail	ST Debt	29	Issue	2.63%	Cadence Network Inc.	None	29
Xcel Energy Retail	ST Debt	50	Renewal	2.63%	e prime Energy Marketing	None	50
Xcel Energy Retail	ST Debt	2,300	Issue	2.63%	e prime Energy Marketing	None	2,300
Quixx Corporation	ST Debt	45,900	Renewal	2.63%	Utility Engineering Corp.	None	45,900
Quixx Corporation	ST Debt	2,650	Issue	2.63%	Utility Engineering Corp.	None	2,650
Utility Engineering Corp.	ST Debt	175	Renewal	2.63%	Applied Power Associates	None	175
Utility Engineering Corp.	ST Debt	1,150	Renewal	2.63%	Proto-Power Corporation	None	1,150
Utility Engineering Corp.	ST Debt	1,000	Issue	2.63%	Proto-Power Corporation	None	1,000
Utility Engineering Corp.	ST Debt	750	Renewal	2.63%	Universal Utility Services	None	750
Utility Engineering Corp.	ST Debt	750	Issue	2.63%	Universal Utility Services	None	750
Utility Engineering Corp.	ST Debt	775	Renewal	2.63%	Precision Resource Co.	None	775
Utility Engineering Corp.	ST Debt	58,500	Renewal	2.63%	Xcel Energy Wholesale Inc.	None	58,500
Xcel Energy Markets Inc.	ST Debt	2,387	Issue	2.63%	e prime, Inc.	None	2,387
Viking Gas Transmission	ST Debt	6,650	Renewal	2.63%	Xcel Energy Markets Inc.	None	6,650
Texas-Ohio Pipeline Inc.	ST Debt	152	Renewal	2.63%	Xcel Energy Ventures Inc.	None	152
XERS Inc.	ST Debt	1,843	Renewal	2.63%	Xcel Energy Retail	None	1,843
XERS Inc.	ST Debt	852	Issue	2.63%	Xcel Energy Retail	None	852

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company	Company	Amount of
Contributing	Receiving	Capital
Capital	Capital	Contribution

NSP-Minnesota	Private Fuel Storage	$1,504
NSP Nuclear Corporation	Nuclear Management Company, LLC	$500

Item 3. — ASSOCIATED TRANSACTIONS

Part I. — Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company	Associate Company		Direct	Indirect	Cost	Total
Rendering	Receiving		Costs	Costs	of	Amount
Services	Services	Types of Services Rendered	Charged	Charged	Capital	Billed

Utility Engineering Corp.	PSCo	Engineering/Utility Professional Services	$33,250	—	—	$33,250
Utility Engineering Corp.	Southwestern Public Service Co.	Engineering/Utility Professional Services	4,474	—	—	4,474
Utility Engineering Corp.	Xcel Energy Services Inc.	Engineering/Utility Professional Services	731	—	—	731
Utility Engineering Corp.	Northern States Power Company	Engineering/Utility Professional Services	3,904	—	—	3,904
Utility Engineering Corp.	Xcel International	Engineering/Utility Professional Services	149	—	—	149
e prime Inc.	Southwestern Public Service Co.	Gas purchased	5,432	—	—	5,432
e prime Inc.	Northern States Power Company	Gas purchased	2,665	—	—	2,665
e prime Inc.	NRG Energy Inc.	Gas purchased	8,828	—	—	8,828
Viking Gas Transmission Co.	NSP-Minnesota	Gas transportation services	258	—	—	258
Viking Gas Transmission Co.	NSP-Wisconsin	Gas transportation services	418	—	—	418

Part II. — Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting	Associate
Company	Company	Types of	Direct	Indirect	Cost	Total
Receiving	Rendering	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

Cadence Network Inc.	Xcel Energy Services Inc.	Administrative support; mgmt. Services	$1	$ —	—	$1
Planergy International Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	85	159	—	244
Quixx Linden LP	Quixx Power Services	Power plant operating management fee and expenses	754	—	—	754
Quixx Linden LP	Quixx Corporation	Partnership management fee	50	—	—	50
Utility Engineering Corporation	Xcel Energy Services Inc.	Administrative support; mgmt services	459	657	107	1,223
e prime Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	461	169	1	631
e prime Inc.	PSCo	Gas transportation services	124	—	—	124
e prime Inc.	PSCo	Compressor — Usage	46	—	—	46
NRG Energy Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	885	2,377	—	3,262
XERS Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	1,302	55	—	1,357
Energy Masters International	Xcel Energy Services Inc.	Administrative support; mgmt services	237	—	—	237
e prime Energy Marketing Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	51	3	—	54
Viking Gas Transmission Co.	Xcel Energy Services Inc.	Administrative support; mgmt services	310	170	—	480
e prime Florida	Xcel Energy Services Inc.	Administrative support: mgmt services	1	—	—	1

Item 4. — SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in thousands)

Total consolidated capitalization as of June 30, 2002	$17,198,423		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	2,579,763		Line 2
Greater of $50 million or line 2		$2,579,763	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy management services (Category I)	89,807
Compressed natural gas services (Category III)	101
Brokering/Marketing services (Category V)	17,021
Utility engineering/construction services (Category VII)	6,330
Developing/Ownership QF’s (Category VIII)*	1,936,051

Total current aggregate investment		2,049,310	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (Line 3 less Line 4)		$530,453	Line 5

Investments in gas-related companies:	(in thousands)

Total current aggregate investment:
(categorized by major line of gas-related business)
Section 2(a) gas-related activities (Category I)	27,797

Total current aggregate investment		$27,797

* Includes $1,932.6 million of aggregated investment by Xcel Energy in NRG Energy

Item 5. — OTHER INVESTMENTS (in thousands)

Major Line	Other	Other	Reason
of Energy-Related	Investment in Last	Investment in This	for Difference in
Business (a)	U-9C-3 Report	U-9C-3 Report	Other Investment

Brokering/Marketing services	$27,199	$27,199	N/A
Engineering and related services	$11,463	$11,463	N/A
Developing/Ownership QF’s	$85,713	$85,713	N/A

(a) Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies’ investments were subsidiaries, directly or indirectly, of Xcel Energy Inc.

Item 6. — FINANCIAL STATEMENTS AND EXHIBITS

A.	Financial Statements:

Exhibit A-1 Financial statements of XERS, Inc. for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-2 Financial statements of Cadence Network Inc. for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-3 Consolidated financial statements of Planergy International Inc. and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-4 Financial statements of e prime Energy Marketing Inc. for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-5 Financial statements of e prime Florida Inc. for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-6 Financial statements of Texas-Ohio Pipeline Inc. for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-7 Consolidated financial statements of James River Cogeneration Co. and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-8 Financial statements of NRG Woodland Operations LLC for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-9 Consolidated financial statements of NRG Power Marketing Inc. and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-10 Consolidated financial statements of NRG PacGen Inc. and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-11 Consolidated financial statements of Graystone Corporation and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-12 Consolidated financial statements of NRG Cadillac Inc. and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-13 Consolidated financial statements of O’Brien Cogeneration Inc. II and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-14 Consolidated financial statements of NEO Corporation and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-15 Consolidated financial statements of NRG Thermal Corporation and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Item 6. — FINANCIAL STATEMENTS AND EXHIBITS (continued)

Exhibit A-16 Consolidated financial statements of NRG Capital LLC and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-17 Confidential financial statements of Utility Engineering Corporation and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-18 Financial statements of Quixx Linden LP for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-19 Consolidated financial statements of e prime Inc. and subsidiaries for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-20 Financial statements of Johnstown Cogeneration Company LLC for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-21 Financial statements of Viking Gas Transmission Company for the three months ended June 30, 2002 — filed under confidential treatment pursuant to Rule 104(b).

SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Xcel Energy Inc.

/s/ Richard C. Kelly

Richard C. Kelly
Vice President and
Chief Financial Officer

August 29, 2002

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the second quarter of 2002 was filed with Xcel Energy Inc.’s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado	South Dakota Public Utilities Commission
1580 Logan Street	500 E. Capitol Ave.
Denver, CO 80203	Pierre, SD 57501

Public Service Commission of Wyoming	Public Service Commission of Wisconsin
Hansen Building, Suite 300	610 North Whitney Way
2515 Warren Avenue	Madison, WI 53707
Cheyenne, WY 82002

Public Utility Commission of Texas	Michigan Public Service Commission
1701 N. Congress Avenue	6545 Mercantile Way, Suite 7
Austin, Texas 78711	Lansing, MI 48911

New Mexico Public Regulation Commission	Arizona Corporation Commission
224 E. Palace Avenue	1200 West Washington
Santa Fe, NM 87503	Phoenix, AZ 85007

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS 66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK 73105

Minnesota Public Utilities Commission
121 E. 7th Place, Suite 350
St. Paul, MN 55101

North Dakota Public Service Commission
600 East Blvd
Bismarck, ND 58505